UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 69523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2020_____ AND ENDING _____12/31/2020_____
                                        MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TIGERRISK CAPITAL STRATEGIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Avenue of the Americas, Suite 3005
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name -- if individual, state last, first, middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

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FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Stephen Fromm**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tigerrisk Capital Strategies LLC**, as of **December 31, 2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

CEO

Title

BRETT A. BARES
NOTARY PUBLIC
STATE OF LOUISIANA
COMMISSION IS ISSUED FOR LIFE
LA. BAR NO. 31615
LA NOTARY NO. 87716

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

TIGERRISK CAPITAL STRATEGIES LLC

Financial Statement
December 31, 2020

TIGERRISK CAPITAL STRATEGIES LLC

Index



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TigerRisk Capital Strategies LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TigerRisk Capital Strategies LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2021.

EISNERAMPER LLP
New York, New York
April 12, 2021

TIGERRISK CAPITAL STRATEGIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	9,120,852
Accounts receivable		2,978,927
Due from clearing broker		122,236
Prepaid expenses		157,491
Reimbursable client expenses		57,395
Fixed assets, net of accumulated depreciation of $213,795		6,509
Due from affiliates		181,954
TOTAL ASSETS	$	12,625,364

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	3,919,497
Deferred revenue		405,000
Due to Parent Company and affiliates		467,095
Total liabilities		4,791,592
MEMBER'S CAPITAL		7,833,772
Total liabilities and member's capital	$	12,625,364

The accompanying notes are an integral part of this statement of financial condition.

Note 1. ORGANIZATION

TigerRisk Capital Strategies LLC (the "Company"), a wholly-owned subsidiary of TigerRisk Partners LLC (the "Parent Company"), was formed on July 3, 2008, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in private placement of securities, merger and acquisition advisory services, and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA") since May 2015, does not carry customer funds or securities. The Company is headquartered in New York, New York.

All securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions related to customer's securities.

The Company operates 1) under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and 2) by limiting its other business activities to investment banking services contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. The Company did not conduct any activities that were under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) during the year ended December 31, 2020.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation:

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Estimates:

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Certain amounts included in the financial statement are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statement and actual results could differ from the estimates and assumptions.

Cash and cash equivalents:

For purposes of presentation on the statement of financial condition, the Company considers highly liquid instruments acquired, with maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage limits.

Revenue recognition:

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time. Investment banking revenues include fees earned from providing services related to mergers and acquisition, private placements, financial advisory services provided to the Company's customers upon entering into an agreement, and brokerage revenue earned from brokering ISDA Swaps. The Company recognizes investment banking fees in accordance with the terms of the related agreements. These agreements are generally recognized at the point in time that performance under the arrangement is

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

completed (the closing date of the transaction) or the contract is canceled. Retainers received from customers prior to recognizing revenue are reflected as deferred liabilities.

Leases:

The Company evaluates its vendor agreements under U.S. GAAP applicable to leases, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2020, no agreements or arrangements existed that would be classified as a lease under the guidance.

Property and Equipment:

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is provided on a straight line basis using estimated useful lives of five years.

Accounts Receivable:

Customer accounts receivable are non-interest bearing uncollateralized investment banking fees receivable in accordance with the terms agreed upon with each customer. Customer account balances over 120 days are reviewed by management based on the customer's current creditworthiness and willingness to pay for the work performed. Based on this review, the carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that are doubtful for collection. Since all of such fees receivables are believed to be fully collectible, no loss provision is reflected in the accompanying financial statements (refer to Note 6).

Income Taxes:

The Company is treated as a partnership for federal income tax purposes and generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in income tax expenses. The Company is subject to New York City Unincorporated Business Tax.

Note 3. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement whereby expenses including the Parent Company's office, certain payroll and personnel expenses, and other general administrative services are paid for by the Parent Company and allocated back to the Company. In addition the Company paid certain expenses on behalf of the Parent Company and charged the Parent Company for such expenses.

During the year, the Company was charged from its affiliates for certain expenses incurred by the Company but paid by its affiliates. In addition, the Company was reimbursed for certain expenses incurred by its affiliates but paid by the Company.

Note 3. RELATED PARTY TRANSACTIONS - continued

At December 31, 2020, the Company had due to Parent Company and affiliates in the amount of $467,095 and due from affiliates in the amount of $181,954 related to the above transactions, which are reflected on the accompanying statement of financial condition. Such receivable and payable are non-interest bearing or due on demand.

On June 1, 2020, the Parent Company forgave $800,000 of payable to the Parent Company by the Company as a capital contribution.

Note 4. PROPERTY AND EQUIPMENT

The major classes of fixed assets as of the statement of financial condition date are as follows:

Asset Class	Cost	Accumulated Depreciation/Amortization	Net
Furniture and fixtures	$ 218,760	$ (213,195)	$ 5,565
Computers and equipment	1,545	(601)	944
Total	$ 220,305	$ (213,796)	$ 6,509

Note 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 in the first year of operations and 15 to 1 thereafter. Net capital and aggregate indebtedness change daily. As of December 31, 2020, the Company had net capital of $4,449,848, which was $4,157,409 in excess of its required net capital of $292,439, and the ratio of aggregate indebtedness to net capital was 0.99 to 1.

Note 6. NEW ACCOUNTING PRONOUNCEMENTS – CREDIT LOSSES ON FINANCIAL INSTRUMENTS (TOPIC 326)

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The adoption did not have a significant impact on the Company's financial statements.

A broker-dealer's estimate of expected credit losses should consider the expected risk of credit loss even if that risk is remote, regardless of the method applied to estimate credit losses.

A broker-dealer, however, is not required to measure expected credit losses on a financial asset (or group of financial assets) in which historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that nonpayment of the amortized cost basis is remote.

Note 6. NEW ACCOUNTING PRONOUNCEMENTS – CREDIT LOSSES ON FINANCIAL INSTRUMENTS (TOPIC 326) – continued

Accounts receivable

These amounts consist of a $2,978,927 investment banking fees receivable. In consideration of the historical loss-rate of zero since inception for this asset class, while considering other current and future economic conditions the Company assessed the risk of default from the customers to be virtually non-existent and considers any resultant allowance to be not material to the users of these financials statements. The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

Due from clearing broker

These amounts consist of a $122,236 balance with Industrial and Commercial Bank of China (the "Clearing Broker"). The Company did not have any transactions that cleared through the Clearing Broker during the year ended December 31, 2020 and the receivable at December 31, 2020 was made up of cash held with the Clearing Broker. The Company maintains awareness of the creditworthiness of the Clearing Broker.

Note 7. RISKS AND UNCERTAINTIES

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy continue to be impacted for an extended period, the Company's future financial results may be adversely affected.

Note 8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby eligible employees are automatically enrolled at 6% employee contribution with an auto-escalation each year of 2% up to 10%, unless he/she opts out or elects a different contribution amount. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 2%, and 50% of the next 4% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. All company contributions are subject to a 3 year vesting schedule. Matching contributions cannot exceed defined limits set by the Company.

Note 9. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through April 12, 2021 the date that the accompanying statement of financial condition was available to be issued. There were no subsequent events which would require disclosure in the footnotes to the statement of financial condition.